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                                                                    Exhibit 99.1

F O R   I M M E D I A T E   R E L E A S E


                                                   June 15, 2001
                                                   For more information contact
                                                   Ray Braun (419) 247-2800
                                                   Mike Crabtree (419) 247-2800

                        HEALTH CARE REIT, INC. ANNOUNCES
                    SALE OF 3,000,000 SHARES OF COMMON STOCK


Toledo, Ohio, June 15, 2001..........HEALTH CARE REIT, INC. (NYSE/HCN) announced that it has priced a public offering of 3,000,000 shares of common stock at $22.75 per share for gross proceeds totaling approximately $68 million. It is anticipated that closing and delivery will occur on or about Wednesday, June 20, 2001.

The joint book-running managers for the offering were Deutsche Banc Alex. Brown and UBS Warburg. The company has granted the underwriters an option for thirty days to purchase up to an additional 450,000 common shares to cover over-allotments.

The net proceeds of the offering will be used to repay borrowings under the company's revolving line of credit arrangements and to invest in additional health care properties.

"This equity offering bolsters our opportunities for growth and improves our financial flexibility," commented George L. Chapman, chairman and chief executive officer. "It's an important step in the right direction, permitting us to execute our capital plan and make attractive investments in the long term health care sector. We're also quite pleased with the reception from both retail and institutional purchasers that permitted us to increase the offering size from 2,500,000 to 3,000,000 shares."

Health Care REIT, Inc., with headquarters in Toledo, Ohio, is a real estate investment trust that invests in health care facilities, primarily nursing homes and assisted living facilities. At March 31, 2001, the company had investments in 201 health care facilities in 33 states and had total assets of approximately $1.1 billion. For more information on Health Care REIT, Inc., via facsimile at no cost, dial 1-800-PRO-INFO and enter the company code - HCN. More information is available on the Internet at http://www.hcreit.com.

This document may contain "forward-looking" statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which may cause the company's actual results in the future to differ materially from expected results. These risks and uncertainties include, among others, general economic conditions, the availability of capital, competition within the financial services and real estate markets, the performance of operators within Health Care REIT's portfolio, and regulatory and other changes in the health care sector, as described in the company's filings with the Securities and Exchange Commission.


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